================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         ------------------------------

                               SCPIE HOLDINGS INC.
                                (Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE                            78402P104
      (Title of class of securities)                              (CUSIP number)

                                 NEIL H. KOFFLER
                               SC FUNDAMENTAL LLC
                        420 LEXINGTON AVENUE, SUITE 2601
                            NEW YORK, NEW YORK 10170
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                OCTOBER 22, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

================================================================================

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 78402P104                                                       13D                                     Page 2 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------
-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE FUND, L.P.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             WC/OO

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [ ]

-------------------------     ------------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware

------------------------- --- -----------------------     --------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                                    187,040
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                        0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                               187,040

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                   0

-------------------------
                              ------------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                              PERSON:
                                                                                                                187,040
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              1.90%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        PN
-------------------------     ------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------                 -----------------------------------------------
                                                                                                                  Page 3 of 25 Pages
--------------------------------------------------------------------      13D          ---------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL LLC
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ------------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             New York
-------------------------     ------------------------------------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                          0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                  187,040

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                     0

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                             187,040

-------------------------
                              ------------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                187,040
                              ------------------------------------------------------------------------------------------------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              1.90%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        OO
-------------------------     ------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------                 -----------------------------------------------
                                                                          13D                                     Page 4 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ------------------------------------------------------------------------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, LTD.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ------------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                       British Virgin Islands

------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                    305,160
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                                        0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                               305,160

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                                   0

-------------------------
                              ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                305,160
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              3.11%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     ------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------                 -----------------------------------------------
                                                                          13D                                     Page 5 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC-BVI PARTNERS
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ------------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [ ]

-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware

------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                          0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                  305,160

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                     0

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                             305,160

-------------------------
                              ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                305,160
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              3.11%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        PN
-------------------------     ------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------                  -----------------------------------------------
                                                                          13D                                   Page 6 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         PMC - BVI, INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [X]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware

------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                          0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                                  305,160

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                     0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                             305,160

-------------------------
                              ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                305,160
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                          [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              3.11%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     ------------------------------------------------------------------------------------------------------





--------------------------------------------------------------------                 -----------------------------------------------
                                                                          13D                                     Page 7 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         SC FUNDAMENTAL VALUE BVI, INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [X]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware

------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                          0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                  305,160

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                     0

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                             306,160

-------------------------
                              ------------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                305,160
                              ------------------------------------------------------------------------------------------------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              3.11%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     ------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------                 -----------------------------------------------
                                                                          13D                                    Page 8 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         PETER M. COLLERY
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ------------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO/PF

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States

------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                           100*
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                  492,200

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                      100*

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                              492,200

-------------------------
                              ------------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                492,300**
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES:                                                                           [ ]

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              5.01%

-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     ------------------------------------------------------------------------------------------------------


* All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 70 shares; and (ii) Edward
Arnold Collery: 30 shares.

** Of such amount, 100 shares are held by Mr. Collery as custodian for his children as stated immediately above.





--------------------------------------------------------------------                 -----------------------------------------------
                                                                          13D                                     Page 9 of 25 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         NEIL H. KOFFLER
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     ------------------------------------------------------------------------------------------------------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)              [x]
                                                                                                                (b)              [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           3                  SEC USE ONLY
-------------------------     ------------------------------------------------------------------------------------------------------
           4                  SOURCE OF FUNDS:                                                             OO/PF

-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):

-------------------------     ------------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States
-------------------------     ------------------------------------------------------------------------------------------------------

                                        7                 SOLE VOTING POWER:                                          0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                  492,200

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                     0

-------------------------
                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                             492,200

-------------------------
                              -------------------------------------------------------------------------------------- ---------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                492,200
                              ------------------------------------------------------------------------------------------------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              5.01%

-------------------------     ----------------------------------------------------------------- ------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     ------------------------------------------------------------------------------------------------------


ITEM 1.              SECURITY AND ISSUER

                     This  statement  of  beneficial  ownership  on Schedule 13D
("Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of SCPIE Holdings Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1888 Century Park East, Suite 800, Los Angeles, California 90067.

ITEM 2.              IDENTITY AND BACKGROUND

                     The persons filing this Schedule 13D are SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, Ltd. ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery"), and Neil H. Koffler ("Koffler") as members of a joint filing group (collectively, the "Reporting Persons").

                     Fund is a Delaware limited partnership. The principal business of Fund is investing in securities. The business address of Fund is 420 Lexington Avenue, Suite 2601, New York, New York 10170. During the last five years, neither Fund nor its general partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     SCFLLC is a New York limited liability company and is the general partner of Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 420 Lexington Avenue, Suite 2601, New York, New York 10170. During the last five years, neither SCFLLC nor any of its members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Schedule A attached hereto.

                     BVI Fund is a British Virgin Islands Company. The principal business of BVI Fund is investing in securities. The business address of BVI Fund is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands. During the last five years, neither BVI Fund nor any of its directors or officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding has been or its subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position, business address and citizenship of the directors and executive officers of BVI Fund are set forth on Schedule B hereto.

                     BVI Partners is a Delaware general partnership. The principal business of BVI Partners is serving as the investment manager of BVI Fund and investing in securities. The business address of BVI Partners is 420 Lexington Avenue, Suite 2601, New York, New York 10170. During the last five years, neither BVI Partners nor any of its general partners has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of the general partners of BVI Partners are set forth on Schedule C hereto.

                     PMCBVI is a Delaware corporation. The principal business of PMCBVI is serving as general partner of BVI Partners and investing in securities. The business address of PMCBVI is 420 Lexington Avenue, Suite 2601, New York, New York 10170. During the last five years, neither PMCBVI nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each of the directors and executive officers of PMCBVI are set forth on Schedule D hereto.

                     BVI Inc. is a Delaware corporation. The principal business of BVI Inc. is serving as the managing general partner of BVI Partners and investing in securities. The business address of BVI Inc. is 420 Lexington Avenue, Suite 2601, New York, New York 10170. During the last five years, neither BVI Inc. nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each of the directors and executive officers of BVI Inc. are set forth on Schedule E hereto.

                     Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 420 Lexington Avenue, Suite 2601, New York, New York 10170. The principal occupation of Collery is acting as an employee member of SCFLLC. During the last five years, Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding as been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 420 Lexington Avenue, Suite 2601, New York, New York 10170. The principal occupation of Koffler is acting as an employee member of SCFLLC. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Fund has purchased an aggregate of 187,040 shares of Common Stock for total consideration (including brokerage commissions) of $853,412 derived from its working capital and margin indebtedness.

                     BVI Fund has purchased an aggregate of 305,160 shares of Common Stock for total consideration (including brokerage commissions) of $1,392,357 derived from its working capital and margin indebtedness.

                     Collery has purchased an aggregate of 100 shares of Common Stock for total consideration (including brokerage commissions) of $407 derived from personal funds.

ITEM 4.              PURPOSE OF TRANSACTION

                     The Reporting Persons have acquired shares of Common Stock because, in their opinion, such shares of Common Stock are undervalued by the market at the present time under the present circumstances. The Reporting Persons may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Common Stock.

                     The  Reporting  Persons  may from time to time (i)  acquire additional  shares of Common Stock  (subject to  availability  at prices  deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

                     Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the close of business on October 31, 2002, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to have beneficially owned), directly or indirectly, an aggregate of 492,200 shares of Common Stock, representing approximately 5.01% of the Common Stock outstanding on October 31, 2002, (based on 9,825,716 shares of Common Stock outstanding as of August 13, 2002 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.

Name                                      Shares of
----                                      Common Stock             Percentage
                                          ------------             ----------


SC Fundamental Value Fund, L.P.             187,040                1.90%
SC Fundamental LLC                          187,040                1.90%
SC Fundamental Value BVI, Ltd.              305,160                3.11%
SC Fundamental Value BVI, Inc.              305,160                3.11%
SC-BVI Partners                             305,160                3.11%
PMC-BVI, Inc.                               305,160                3.11%
Peter M. Collery                        492,300 (1)                5.01%
Neil H. Koffler                             492,200                5.01%

(1) Includes 100 shares of Common Stock held by Collery as custodian for his children.

                     Koffler and Collery, by virtue of their status as members of SCFLLC, the general partner of Fund, may be deemed to share with Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner.

                     Koffler, by virtue of his status as an executive officer of BVI Inc., and Collery, by virtue of his status as the sole stockholder and an executive officer of BVI Inc., the managing general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with BVI Inc., BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

                     Collery, by virtue of his status as the sole stockholder, director and executive officer of PMCBVI, a general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with PMCBVI, BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

                     Collery has the sole power to vote or direct the vote and to dispose or to direct the disposition of 100 shares of Common Stock of which he is the custodian for his children.

                     During the last 60 days, the following transactions in Common Stock were effected by the Reporting Persons on the New York Stock
Exchange:

                                                  Number of Shares    Price Per      Commission Per
                 Reporting Person                     Purchased         Share             Share             Date
                 ----------------                     ---------         -----             -----             ----
  Peter M. Collery                                          100         4.0700         0.00000              9/9/02
  SC Fundamental Value BVI, Ltd.                          5,270         4.0463         0.0200               9/16/02
  SC Fundamental Value Fund, L.P.                         3,230         4.0463         0.0200               9/16/02
  SC Fundamental Value BVI, Ltd.                         13,270         4.0962         0.0200               9/17/02
  SC Fundamental Value Fund, L.P.                         8,130         4.0962         0.0200               9/17/02
  SC Fundamental Value BVI, Ltd.                         24,800         4.0077         0.0200               9/18/02
  SC Fundamental Value Fund, L.P.                        15,200         4.0077         0.0200               9/18/02
  SC Fundamental Value BVI, Ltd.                          5,830         4.3481         0.0500               9/20/02



                                       13



  SC Fundamental Value Fund, L.P.                         3,570         4.3481         0.0500               9/20/02
  SC Fundamental Value BVI, Ltd.                         15,620         4.3099         0.0500               9/23/02
  SC Fundamental Value Fund, L.P.                         9,580         4.3099         0.0500               9/23/02
  SC Fundamental Value BVI, Ltd.                         65,100         4.3485         0.0500               9/24/02
  SC Fundamental Value Fund, L.P.                        39,900         4.3485         0.0500               9/24/02
  SC Fundamental Value BVI, Ltd.                         19,220         4.3887         0.0500               9/25/02
  SC Fundamental Value Fund, L.P.                        11,780         4.3887         0.0500               9/25/02
  SC Fundamental Value BVI, Ltd.                         37,200         4.3933         0.0500               10/7/02
  SC Fundamental Value Fund, L.P.                        22,800         4.3933         0.0500               10/7/02
  SC Fundamental Value BVI, Ltd.                          6,200         4.2485         0.0600              10/10/02
  SC Fundamental Value Fund, L.P.                         3,800         4.2485         0.0600              10/10/02
  SC Fundamental Value BVI, Ltd.                         15,500         4.0500         0.0600              10/14/02
  SC Fundamental Value Fund, L.P.                         9,500         4.0500         0.0600              10/14/02
  SC Fundamental Value BVI, Ltd.                          3,100         4.0020         0.0600              10/15/02
  SC Fundamental Value Fund, L.P.                         1,900         4.0020         0.0600              10/15/02
  SC Fundamental Value BVI, Ltd.                          6,010         4.0100         0.0600              10/16/02
  SC Fundamental Value Fund, L.P.                         3,690         4.0100         0.0600              10/16/02
  SC Fundamental Value BVI, Ltd.                          3,100         4.0220         0.0600              10/17/02
  SC Fundamental Value BVI, Ltd.                            560         3.9000         0.0600              10/18/02
  SC Fundamental Value Fund, L.P.                           340         3.9000         0.0600              10/18/02
  SC Fundamental Value BVI, Ltd.                          1,180         4.2000         0.0600              10/21/02
  SC Fundamental Value Fund, L.P.                           720         4.2000         0.0600              10/21/02
  SC Fundamental Value BVI, Ltd.                          1,550         4.2000         0.0600              10/22/02
  SC Fundamental Value Fund, L.P.                           950         4.2000         0.0600              10/22/02


ITEM 6.              CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS   OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     None.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     Exhibit 1.   Joint Filing Agreement, dated October 31, 2002





             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 31, 2002

                              SC FUNDAMENTAL VALUE FUND, L.P.

                              By:    SC Fundamental LLC, as
                                     General Partner


                              By:       /s/  Neil H. Koffler
                                 -----------------------------------------------
                                   Neil H. Koffler, Member


                              SC FUNDAMENTAL LLC


                              By:       /s/  Neil H. Koffler
                                 -----------------------------------------------
                                   Neil H. Koffler, Member


                              SC FUNDAMENTAL VALUE BVI, LTD.


                              By: SC Fundamental Value BVI, Inc., as managing general partner of investment manager

                              By:       /s/  Neil H. Koffler
                                 -----------------------------------------------
                                   Neil H. Koffler, Vice President


                              SC-BVI PARTNERS


                              By: SC Fundamental Value BVI, Inc., as managing general partner


                              By:       /s/  Neil H. Koffler
                                 -----------------------------------------------
                                   Neil H. Koffler, Vice President


                              PMC-BVI, INC.


                              By:       /s/  Neil H. Koffler
                                 -----------------------------------------------
                                   Neil H. Koffler as Attorney-in-Fact for
                                   Peter M. Collery, President (1)

                                    SC FUNDAMENTAL VALUE BVI, INC.


                                    By:       /s/  Neil H. Koffler
                                       -----------------------------------------
                                         Neil H. Koffler, Vice President


                                              /s/  Neil H. Koffler
                                       -----------------------------------------
                                         Neil H. Koffler as Attorney-in-Fact for
                                         Peter M. Collery (1)


                                              /s/  Neil H. Koffler
                                       -----------------------------------------
                                              Neil H. Koffler




  (1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 2 to the Statement on Schedule 13D with respect to the common stock of ESG Re Limited, filed on August 21, 2000, and is hereby incorporated by reference.

                                  EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------

   1                              Joint Filing Agreement, dated October 31, 2002

                                   SCHEDULE A



                     The name and present principal occupation or employment of the members of SC Fundamental LLC are set forth below. The business address of each member is 420 Lexington Avenue, Suite 2601, New York, New York 10170. All persons are United States citizens.

Name and Position                    Present Principal Occupation or Employment
-----------------                    ------------------------------------------

Peter M. Collery                     Member of SC Fundamental LLC and
Member                               President of SC Fundamental BVI,Inc.

Neil H. Koffler                      Member of SC Fundamental LLC and Vice
Member                               President of SC Fundamental BVI, Inc.

                                   SCHEDULE B



                     The name, citizenship and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Ltd. are set forth below. The business address of such directors and executive officers is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.



Name, Position and Citizenship        Present Principal Occupation or Employment
------------------------------        ------------------------------------------

Peter M. Collery                      Member of SC Fundamental LLC and
Director                              President of SC Fundamental BVI, Inc.
United States


Bernard Loze                          Principal of Loze & Associates
Director
France

David M. Mills                        Partner of Withers Solicitors
Director
England

                                   SCHEDULE C



                     The name and position of the general partners of SC-BVI Partners are set forth below. The business address of each general partner is 420 Lexington Avenue, Suite 2601, New York, New York 10170. All such persons are Delaware corporations.



Name and Position
-----------------

SC Fundamental BVI Inc.
Managing General Partner

PMC-BVI, Inc. (1)
Partner

(1) Peter M. Collery is the sole stockholder, officer and director of PMC-BVI, Inc.

                                   SCHEDULE D



                     The name and position of the sole director and executive officer of PMC-BVI, Inc. are set forth below. The business address of the sole director and executive officer is 420 Lexington Avenue, Suite 2601, New York, New York 10170. The sole director and executive officer of PMC-BVI, Inc. is a citizen of the United States.

Name                                                Position
----                                                --------

Peter M. Collery                                    Sole stockholder, Director
                                                    and President

                                   SCHEDULE E



                     The name and position of each director and executive officer of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 420 Lexington Avenue, Suite 2601, New York, New York 10170. All directors and executive officers are citizens of the United States.

Name                                      Position
----                                      --------

Peter M. Collery                          Director, President and Secretary

Neil H. Koffler                           Vice President and Treasurer